[Fried, Frank, Harris, Shriver & Jacobson LLP Letterhead]

VIA EDGAR

March 2, 2011

United States Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Attention:  Ms. Peggy Kim

RE:                             South Hertfordshire United Kingdom Fund, Ltd.

Schedule 13E-3 filed February 1, 2011

File No. 5-82175

Schedule 14A filed February 1, 2011

File No. 0-19889

Dear Ms. Kim:

On behalf of our client, South Hertfordshire United Kingdom Fund, Ltd. (the “Partnership”), we are writing to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 14, 2011 regarding the above-referenced Schedule 13E-3 and Schedule 14A, each filed February 1, 2011.

Simultaneously with the filing of this letter, the Partnership is filing with the Commission Amendment No. 1 to Schedule 13E-3 (“Amendment No. 1 to Schedule 13E-3”) and Amendment No. 1 to Schedule 14A (“Amendment No. 1 to Schedule 14A”).

For your convenience, the Staff’s comments are repeated below in italics, with the Partnership’s response to each comment set forth immediately following each comment.

Schedule 13E-3

General

1.                                       We note your disclosure that all information contained in the Schedule 13E-3 concerning any of the filing parties has been provided by such filing parties and no filing party takes responsibility for the accuracy of any information not supplied by such filing party. As each of the filing persons is a signatory to the Schedule 13E-3, these statements are inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

The Partnership has revised the disclosure on page 2 of Amendment No. 1 to Schedule 13E-3 in response to the Staff’s comment.

2.                                       Please remove the disclosure disclaiming the applicability of Rule 13e-3 to the transaction and the “affiliate” status of the filing persons. The filing of the Schedule 13E-3 and the identification of a filing person on the Schedule 13E-3 render such disclaimers inappropriate.

The Partnership has revised the disclosure on page 2 of Amendment No. 1 to Schedule 13E-3 in response to the Staff’s comment.

Schedule 14A

3.                                       Please revise the proxy statement and proxy card to indicate that they are “preliminary” copies. Refer to Rule 14a-6(e)(1).

The Partnership has revised the notice of special meeting of unitholders and the proxy card in response to the Staff’s comment.  The cover page of the proxy statement indicates that it is a preliminary copy.

4.                                       Please revise to include the information required by Item 403 of Regulation S-K, as of the most recent practicable date. Refer to Item 6(d) of Schedule 14A.

The Partnership has revised the disclosure on page 62 of Amendment No. 1 to Schedule 14A in response to the Staff’s comment.

Summary Term Sheet

Distributions to Unitholders in Connection with the Asset Sale..., page 2

5.                                       We note that unitholders will receive approximately $300 per unit. Please revise to summarize in a tabular format how the $300 per unit distribution was determined.

The Partnership has revised the disclosure on page 3 of Amendment No. 1 to Schedule 14A in response to the Staff’s comment.  Please note that the Partnership intends to update the exchange rate used to convert U.K. pounds sterling into U.S. Dollars to reflect the exchange rate as of most recent practicable date prior to the time of the filing of the definitive proxy statement.

The General Partner’s Reasons for the Asset Sale..., page 2

6.                                       We note that the board of the General Partner believes that the proposed Asset Sale is fair to unitholders. Please revise, here and in the Special Factors section, to state whether the transaction is fair to the unaffiliated unitholders of the issuer. Refer to Item 1014(a) of Regulation M-A.

The Partnership has revised the disclosure on pages 4 and 22-23 of Amendment No. 1 to Schedule 14A in response to the Staff’s comment.

7.                                       Please revise to include the fairness determination by each of the filing persons, including the issuer, ntl (B) Limited, Virgin Media Limited and Virgin Media Inc., in the summary.

The Partnership has revised the disclosure on pages 4, 22-23 and 27 of Amendment No. 1 to Schedule 14A in response to the Staff’s comment.

Ntl (B) Limited’s Financing of the Asset Sale, page 5

8.                                       We note that the Asset Sale will be funded from Virgin Media Inc.’s working capital. Please revise to state the specific source of funds. Refer to Item 1007(a) of Regulation M-A. For example, state whether the source of funds is Virgin Media Inc.’s cash on hand or an existing lending facility.

The Partnership has revised the disclosure on pages 6 and 46 of Amendment No. 1 to Schedule 14A in response to the Staff’s comment.

Required Vote, page 10

9.                                       Please revise to estimate the number of votes required to approve the merger. In addition, noting that the Virgin Media group holds 33% of the vote, estimate the number of votes required from unaffiliated unitholders.

In response to the Staff’s comment, the Partnership has revised the disclosure on page 11 of Amendment No. 1 to Schedule 14A to indicate the number of votes required to approve the asset sale.  None of the Virgin Media group holds any of the Partnership’s limited partnership units.  References in the initial filing of the Schedule 14A on February 1, 2011 incorrectly referred to the General Partner as owning a single limited partnership unit, but further investigation has established that the General Partner owns no limited partnership units and is only a General Partner.  In addition, note that ntl (B) Limited owns 33.3% of the shares of ntl (South Hertfordshire) Limited and does not own any interests in the Partnership.

Special Factors, page 14

10.                                 Please revise to include a background section that describes each contact, meeting, or discussion that took place and the substance of the discussions or negotiations at each meeting. Please identify any counsel, financial advisors or any members of management who were present at each meeting.

The Partnership has revised the disclosure on pages 19-22 of Amendment No. 1 to Schedule 14A in response to the Staff’s comment.

Reasons and Position of ntl (B) Limited and its Affiliates, page 23

11.                                 Please revise to describe the reasons for undertaking the Asset Sale at this particular time as opposed to another time in the issuer’s operating history. Refer to Item 1013(c) of Regulation M-A.

The Partnership has revised the disclosure on page 23 of Amendment No. 1 to Schedule 14A in response to the Staff’s comment.

12.                                 We note that ntl (B) Limited, Virgin Media Inc. and the General Partner believe that the Asset Sale is substantively and procedurally fair. Please revise to also include the fairness determination of the issuer and Virgin Media Limited, which are also filing persons.

The Partnership revised the disclosure on pages 4, 22-23 and 27 of Amendment No. 1 to Schedule 14A in response to the Staff’s comment.

13.                                 We note that ntl (B) Limited and Virgin Media Inc. believe the Asset Sale is fair based on the same factors considered by the board of the General Partner. Please revise to state whether ntl (B) Limited and Virgin Media Inc. expressly adopt the General Partner’s conclusion and analysis to fulfill this disclosure obligation. Refer to Item 1014(b) and Instruction 2 to Item 1014 of Regulation M-A and Q&A 20 in SEC Release No. 34-17719 (April 13, 1981).

The Partnership has revised the disclosure on pages 4 and 27 of Amendment No. 1 to Schedule 14A in response to the Staff’s comment.

Alternatives to the Asset Sale, page 23

14.                                 We note that the filing persons concluded that the Asset Sale in accordance with the terms of the Partnership Agreement would provide the fairest treatment of the unitholders. Please revise to further describe the reasons for rejecting the alternatives of a tender offer or a merger. Refer to Item 1013(b) of Regulation M-A. It appears that independent appraisals and the approval of a majority of the unaffiliated unitholders could be included in alternative transactions.

The Partnership has revised the disclosure on page 27 of Amendment No. 1 to Schedule 14A in response to the Staff’s comment.

Plans for ntl South Herts..., page 24

15.                                 Under a separate section, please revise to describe the effects of the Rule 13e-3 transaction on the issuer, its affiliates and unaffiliated shareholders. Refer to Item 1013(d) of Regulation M-A. Please also describe and quantify the benefits and detriments to each of the issuer, its affiliates and its unaffiliated shareholders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

The Partnership has revised the disclosure on pages 28-29 of Amendment No. 1 to Schedule 14A in response to the Staff’s comment.

16.                                 Please revise to clarify whether affiliates will be able to take advantage of any net operating loss carry forwards and, if so, how this impacted the decision to structure the transaction in this manner.

The Partnership has revised the disclosure on page 28 of Amendment No. 1 to Schedule 14A in response to the Staff’s comment.

Material United States Federal Income Tax Consequences, page 39

17.                                 Please revise to describe the tax effects on the issuer and each filing person. Refer to Item 1013(d) of Regulation M-A.

The Partnership has revised the disclosure on pages 43-44 and 46 of Amendment No. 1 to Schedule 14A in response to the Staff’s comment.

Past Contacts, Transactions, Negotiations and Agreements, page 47

18.                                 Please revise to include information for the fiscal year ended December 31, 2010.

The Partnership has revised the disclosure on page 52 of Amendment No. 1 to Schedule 14A in response to the Staff’s comment.

*    *    *    *

Please contact the undersigned at 212-859-8156 should you require further information or have any questions.

Sincerely,

/s/ Paul M. Reinstein
Paul M. Reinstein, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP

cc:

Robert Mackenzie, Director, ntl Fawnspring Limited

Robert Gale, Director, ntl Fawnspring Limited